File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services signs agreement with CSC

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, July 26, 2004 – Zurich Financial Services (Zurich) announced today that it has signed a global information technology (IT) applications outsourcing agreement with Computer Sciences Corporation (NYSE:CSC). CSC will provide Zurich with a range of applications development and maintenance services in the United States, the United Kingdom, Switzerland and Germany. The value of the seven year agreement is estimated at approximately USD 1.3 billion if all options are exercised.

The agreement also proposes the transfer of approximately 1,600 Zurich employees to CSC. Employees in the United States, the United Kingdom and Switzerland are expected to transfer in the fourth quarter 2004, while employees in Germany are expected to transfer during the second half of 2005. All transfers are subject to the prior completion of required consultation with employee representatives in the respective countries and of filing requirements with the relevant authorities.

"This relationship is an important enabler for Zurich's further evolution from a globally diversified business to a globally leveraged business," said Zurich's Chief Information Technology Officer Michael Paravicini. "This agreement will introduce new efficiencies in applications service delivery and help us direct the right resources to the right business priorities when and where we need them."

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"Zurich's selection of CSC underscores CSC's acknowledged leadership in global applications management and outsourcing, as well as our wealth of

ZURICH
FINANCIAL SERVICES

experience in the global financial services industry," said CSC Chairman and Chief Executive Officer Van B. Honeycutt. "We look forward to applying our expertise and resources in support of Zurich's business goals."

The agreement is an important part of Zurich's global IT strategy announced on May 9, 2003, which aims to consolidate and streamline IT services throughout the Group and to manage them in a centralized and cost efficient way.

Note to editors:

In May 2003, Zurich's Group IT announced a global IT strategy plan. Its objective is to better leverage Zurich's IT resources and to exploit possible synergies through the IT organization in order to provide Zurich with a solid IT base for future growth and market advantage. Cornerstones of this strategy are qualitative and financial improvements as well as the reduction of the multiple IT capacities developed to support Zurich's previous business models.

Since the announcement in May 2003, Zurich has consolidated its several Data Centers to one in the United States, and one for the whole of Europe. Furthermore, it has outsourced the provision of its data and voice networking in seven European countries to Equant and has assigned the management of its electronic workplace environment in Europe, the United States and Canada to IBM.

Due to the mentioned outsourcings, Zurich's Group IT gains a better control of projected expenditure and is able to manage peak in demand without overcapacity. Significant cost savings and productivity gains are additional benefits which arise from these solutions. To achieve best results, Zurich focuses primarily on outsourcing individual services for which delivery can be properly controlled and measured, as well as on countries where the volumes of these services and consequently the business benefits are greatest.

Within the framework of the implemented solutions, Zurich's Group IT has established leaner structures, has standardized processes and platforms, and has overcome the burden of IT legacy systems. As a result, Zurich's Group IT gains greater flexibility to align rapidly increasing or decreasing supply

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FINANCIAL SERVICES

and demand to Zurich's business needs and to better support the Group's strategic direction.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

About CSC

Founded in 1959, Computer Sciences Corporation is a leading global information technology (IT) services company. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology.

With approximately 90,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $14.8 billion for the 12 months ended April 2, 2004. For more information, visit the company's Web site at www.csc.com.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN